FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____      No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding proposed changes of directors of Huaneng Power International, Inc. (the "Registrant"); and

2.	a notice of an extraordinary general meeting of the Registrant;

each made by the Registrant on July 12, 2008.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

PROPOSED CHANGES OF DIRECTORS

 On 11 July 2008, the Board of the Company resolved to conduct an election of two additional directors for the sixth session of the Board of Directors at the EGM, which will be held on 27 August 2008.

Mr. Huang Yongda, the Vice Chairman of the Company, tendered his resignation as director and Vice Chairman of the sixth session of the Board of the Company, effective on 27 August 2008, the date on which the EGM will be held.

Election of New Directors

On 11 July 2008, the board of directors (“Board”) of Huaneng Power International, Inc. (the “Company”) resolved to conduct an election of two additional directors for the sixth session of the Board of Directors at the extraordinary general meeting (“EGM”), which will be held on 27 August 2008. The biographies of the candidates are set out below:

Mr. Cao Peixi

Mr. Cao Peixi, aged 53, is President of China Huaneng Group. He was Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He holds a post-graduate degree of master in engineering and is a senior engineer. Other than as a director of Huadian Power International Corporation Limited, Mr. Cao Peixi has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Cao Peixi does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor does he have any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance. If Mr. Cao Peixi was elected as director in the EGM, the Company and Mr. Cao Peixi will enter into a service agreement in relation to the appointment of Mr. Cao Peixi as director of the Company. Mr. Cao Peixi will be entitled to director’s emoluments to be determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Cao Peixi which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Jian

Mr. Huang Jian, aged 46, is Deputy Chief Economist and Chief of Financial Planning of China Huaneng Corporation. He was Deputy Director of the Cost Office of the Finance Department; Director of Cost General Office of the Finance Department of Huaneng International Power Development Corporation; Chief Accountant of Beijing Branch of Huaneng International Power Development Corporation; Deputy Manager of the Finance Department of Huaneng International Power Development Corporation; Deputy Chief Accountant, Chief Accountant, Vice President and Company Secretary of the Company. Mr. Huang graduated from the Institute of Fiscal Science of the Ministry of Finance with a post-graduate degree of master in economics. He is a senior accountant.

Mr. Huang Jian has not held any directorship in any other listed public companies in the last three years.

Other than as chairman of Shandong Rizhao Power Co., Ltd., Huaneng Xindian Power Co., Ltd. and Huaneng Weihai Power Limited Liability Company (all being subsidiaries of the Company), Mr. Huang Jian does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor does he have any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance. If Mr. Huang Jian was elected as director in the EGM, the Company and Mr. Huang Jian will enter into a service agreement in relation to the appointment of Mr. Huang Jian as director of the Company. Mr. Huang Jian will be entitled to director’s emoluments to be determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Huang Jian which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

RESIGNATION OF DIRECTOR

Due to work arrangement in China Huaneng Group (the controlling shareholder of the Company), Mr. Huang Yongda tendered his resignation report in writing to the Board of the Company to resign from the position of director and Vice Chairman of the sixth session of the Board of the Company, effective on 27 August 2008, the date on which the EGM will be held. Mr. Huang Yongda confirmed that there is no disagreement with the Company and he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda	Liu Jipeng
(Non-executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zheng Jianchao
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
12 July 2008

Document 2

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 27 August 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for purposes of considering and, if thought fit, passing the following ordinary resolutions:

Ordinary Resolutions:

1.           Proposal regarding the election of additional directors

1.1	To approve the election of Mr. Cao Peixi as director of the sixth session of the board of directors of the Company.

1.2	To approve the election of Mr. Huang Jian as director of the sixth session of the board of directors of the Company.

By Order of the Board Gu Biquan Company Secretary

12 July 2008

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.           Biographies of candidates of Directors:

Mr. Cao Peixi

Mr. Cao Peixi, aged 53, is the President of China Huaneng Group. He was Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President , President of China Huadian Corporation and Chairman of Huadian Power International Corporation Limited. He holds a post-graduate degree of master in engineering and is a senior engineer. Other than as director of Huadian Power International Corporation Limited, Mr. Cao Peixi has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Cao Peixi does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor does he have any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance. If Mr. Cao Peixi was elected as director in the EGM, the Company and Mr. Cao Peixi will enter into a service agreement in relation to the appointment of Mr. Cao Peixi as director of the Company. Mr. Cao Peixi will be entitled to director´s emoluments to be determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Cao Peixi which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Jian

Mr. Huang Jian, aged 46, is Deputy Chief Economist and Chief of Financial Planning of China Huaneng Corporation. He was Deputy Director of the Cost Office of the Finance Department; Director of Cost General Office of the Finance Department of Huaneng International Power Development Corporation; Chief Accountant of Beijing Branch of Huaneng International Power Development Corporation; Deputy Manager of the Finance Department of Huaneng International Power Development Corporation; Deputy Chief Accountant, Chief Accountant, Vice President and Company Secretary of the Company. Mr. Huang graduated from the Institute of Fiscal Science of the Ministry of Finance with a post-graduate degree of master in economics. He is a senior accountant.

Mr. Huang Jian has not held any directorship in any other listed public companies in the last three years.

Other than as chairman of Shandong Rizhao Power Co., Ltd., Huaneng Xindian Power Co., Ltd. and Huaneng Weihai Power Limited Liability Company (all being subsidiaries of the Company), Mr. Huang Jian does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor does he have any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance. If Mr. Huang Jian was elected as director in the EGM, the Company and Mr. Huang Jian will enter into a service agreement in relation to the appointment of Mr. Huang Jian as director of the Company. Mr. Huang Jian will be entitled to director´s emoluments to be determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Huang Jian which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

2.           Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 25 July 2008 are eligible to attend the Extraordinary General Meeting.

3.           Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.           Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 7 August 2008.

(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.           Closure of Register of Members

The register of members of the Company will be closed from 27 July 2008 to 26 August 2008 (both days inclusive).

6.           Other Businesses

(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

Rooms 1806-07, 18/F., Hopewell Centre
183 Queen’s Road East,
Hong Kong

(iii)      The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491999
Facsimile  No.: (+86)-10-66491860

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)
of	,
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint(Note 3)
, I.D. No.:
(of	),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9:00 a.m. on 27 August 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.(Note 6)

Ordinary Resolutions:—		For (Note 4)	Against (Note 4)
1.	Proposal regarding the election of additional directors
1.1 To approve the election of Mr. Cao Peixi as director of the sixth session of the board of directors of the Company
1.2 To approve the election of Mr. Huang Jian as director of the sixth session of the board of directors of the Company

Date:	2008	Signature:	(Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I(We)
of
Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of
Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting (the “EGM”) to be held at 9:00 a.m. on 27 August 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491860). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:      Gu Biquan

Title:        Company Secretary

Date:    July 14, 2008